Exhibit 99.5

GRANITE REAL ESTATE INC.

CERTIFICATE

I, Thomas Heslip, Chief Executive Officer of Granite Real Estate Inc. (the “Corporation”), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the special meeting of shareholders (the “Meeting”) of the Corporation to be held on November 15, 2012:

a)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 Communication With Beneficial Owners Of Securities Of A Reporting Issuer (the “Instrument”) to all beneficial shareholders of the Corporation at least 21 days before the date fixed for the Meeting;

b)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

c)	the Corporation is relying upon Section 2.20 of the Instrument.

DATED this 17th day of October, 2012.

GRANITE REAL ESTATE INC.

By:	/s/ “Thomas Heslip”
Name:	Thomas Heslip
Title:	Chief Executive Officer